UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

FIRSTHAND TECHNOLOGY VALUE FUND, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

33766Y100
(CUSIP Number)

DECEMBER 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33766Y100	Page 2 of 5

1	NAME OF REPORTING PERSONS
Rawleigh Hazen Ralls, IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
209,777

	6	SHARED VOTING POWER
228,411

	7	SOLE DISPOSITIVE POWER
209,777

	8	SHARED DISPOSITIVE POWER
228,411

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
438,188

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This percentage is calculated based upon 7,178,770 shares of the Issuer’s common stock outstanding as of October 31, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q (Commission File No. 814-00830) filed with the Securities and Exchange Commission on November 9, 2018.

CUSIP No. 33766Y100	Page 3 of 5

Item 1(a)	Name of Issuer

Firsthand Technology Value Fund, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

150 Almaden Blvd., Suite 1250
San Jose, CA 95113

Item 2(a)	Name of Person Filing

Rawleigh Hazen Ralls, IV

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o Lacuna, LLC
1100 Spruce Street, Suite 202
Boulder, Colorado 80302

Item 2(c)	Citizenship

United States of America

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number

33766Y100

Item 3

Not applicable.

Item 4	Ownership

	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Rawleigh Hazen Ralls, IV	209,777	209,777	228,411	209,777	228,411	438,188	6.1%

(1)
Includes 40,000 shares held by the Rawleigh Ralls Individual Retirement Account, 162,800 shares held by Lacuna Venture Fund LLLP (“Lacuna Venture”) and 65,611 shares held by Lacuna Hedge Fund LLLP (“Lacuna Hedge”). Lacuna Ventures GP LLLP (“Lacuna Ventures GP”) is the general partner of Lacuna Venture. Lacuna Hedge GP LLLP (“Lacuna Hedge GP”) is the general partner of Lacuna Hedge. Lacuna, LLC is the sole general partner of Lacuna Ventures GP and Lacuna Hedge GP. Mr. Ralls is a managing director of Lacuna, LLC and may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Venture and Lacuna Hedge but disclaims beneficial ownership thereof except to the extent of his pecuniary interest therein.

(2)
This percentage is calculated based upon 7,178,770 shares of the Issuer’s common stock outstanding as of October 31, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q (Commission File No. 814-00830) filed with the Securities and Exchange Commission on November 9, 2018.

CUSIP No. 33766Y100	Page 4 of 5

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

The members of Lacuna, LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by either Lacuna Venture or Lacuna Hedge in accordance with their ownership interests in Lacuna, LLC.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 8th day of February, 2019.

/s/ Rawleigh H. Ralls, IV
Rawleigh H. Ralls, IV, Individually